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                                                                 EXHIBIT (a)(11)
September 19, 1995
                                        For more information contact:
                                        Paul Wagler, Senior Vice-President,
                                        Finance and CFO
                                        or Dwight Hawes, Vice-President,
                                        Finance, The Loewen Group Inc.
                                        Tel: (604) 299-9321

Stock Symbols
TSE:    LWN
ME:     LWN
NASDAQ: LWNGF
(All amounts in U.S. dollars)

                             FOR IMMEDIATE RELEASE

THE LOEWEN GROUP ANNOUNCES $255 MILLION
OF NEW ACQUISITIONS AND TWO MAJOR STRATEGIC ALLIANCES

BURNABY, B.C. - The Loewen Group announced three major transactions totaling $255 million, bringing the acquisitions signed and completed to mid-September, 1995 to $683 million. The three current transactions include MHI Group, Inc., The Shipper Group and S.I. Acquisition Associates, L.P., formerly Ourso Investment Corporation. In addition, The Loewen Group also reports a recent alliance with two leading African-American groups in the United States.

"These strategic affiliations provide us a further platform for continued growth of our succession planning program," says Ray Loewen, chairman and CEO of the Loewen Group. "In addition, they provide an entrance into markets in the United States in which we have not before had a strong presence."

First, a subsidiary of The Loewen Group completed its $10.25 per share cash tender offer for all outstanding shares of common stock of MHI Group, Inc. The offer expired on September 18. This transaction includes the purchase of Florida's Star of David funeral home/cemetery combination, one of the largest providers in the nation of funeral and cemetery services to the

                                    -more-
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(The Loewen Group)

Jewish community. Through its 16 funeral homes and five cemeteries in Florida and Colorado, MHI provides approximately 4,000 funeral services and 2,000 interments annually.

5,898,134 shares of MHI Group's common stock were tendered, including 22,077 shares tendered subject to notice of guaranteed delivery, representing approximately 94% of the outstanding shares of MHI Group's common stock. Loewen Group International has accepted for payment all properly tendered MHI Group shares.

Under the terms and subject to the conditions of the merger agreement entered into by MHI in connection with the tender offer, MHI will shortly be merged with a subsidiary of Loewen and any shares of MHI stock not purchased pursuant to the offer will be converted into the right to receive $10.25 per share in cash.

Second, the Shipper Group, a leading cemetery company that provides approximately 3,700 interments per year through its seven cemetery operations in New York and New Jersey, has affiliated with The Loewen Group. Beth Israel Cemetery in Woodbridge, New Jersey is one of the largest providers of cemetery service to the Jewish community in the state.

Third, the company announced that it has entered into an agreement with S.I. Acquisition Associates, L.P. to acquire the funeral and cemetery business formerly owned by Ourso Investment Corporation. A leading funeral service provider in Louisiana, Ourso provides approximately 4,000 funeral services and 1,000 interments each year. Ourso locations include 15 funeral homes, two cemeteries and a life insurance company in Louisiana.

Furthermore, Loewen has entered into two strategic alliances to further the provision of quality service and succession planning to the African-American community. In partnership with the Harrison Ross Group, a leading
African-American funeral home operator in the Los Angeles

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(The Loewen Group)

area, and TSG Capital Group, an institutional private equity investor, $50 million is expected to be committed to facilitating the succession planning needs of funeral home and cemetery owners in the fragmented African-American community. In addition, Loewen has formed an alliance with the National Baptist Convention that affirms Loewen as their company of choice for the provision of cemetery plots, services and products. The National Baptist Convention is the largest African-American religious organization in the United States.

With corporate offices in Burnaby, British Columbia and in Cincinnati and Philadelphia, The Loewen Group is the fastest growing operator of funeral homes and cemeteries in North America. The company operates 764 funeral homes and 172 cemeteries with approximately 90% of its revenue derived from United States locations.